Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2014	2013
Computation of Earnings:
Income before income taxes	$4,893	$8,109
Add:
Interest expense	6,746	6,893
Amortization of debt premium/discount and expenses	478	487
Interest portion of rent expense	618	520

Earnings as adjusted	$12,735	$16,009

Computation of Fixed Charges:
Interest expense	$6,746	$6,893
Capitalized interest	62	54
Amortization of debt premium/discount and expenses	478	487
Interest portion of rent expense	618	520

Fixed charges	$7,904	$7,954

Ratio of Earnings to Fixed Charges	1.61	2.01